UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Emerson Electric Co.
(Exact Name of Registrant as Specified in Charter)

Missouri (State or Other Jurisdiction of Incorporation)	1-278 (Commission File Number)	43-0259330 (I.R.S. Employer Identification Number)

8000 West Florissant Avenue St. Louis, Missouri (Address of Principal Executive Offices)	63136 (Zip Code)

Frank L. Steeves
Executive Vice President, Secretary and General Counsel
(314) 553-2000
(Name and Telephone Number, Including Area Code, of the
Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
This Form SD is filed by Emerson Electric Co. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated by reference herein. The Company’s Conflict Minerals Report is available on the Company’s website at www.emerson.com, Investor Relations, SEC Filings.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed with this Form SD:

Exhibit 1.01 - Emerson Electric Co. Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Emerson Electric Co.
By:	/s/ Frank L. Steeves
By: Frank L. Steeves
Executive Vice President, Secretary and General Counsel
Dated: June 1, 2015